UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (Date of earliest event reported): February 17, 2017

 Commission File Number 0-17071

FIRST MERCHANTS CORPORATION
(Exact name of registrant as specified in its charter)

INDIANA	35-1544218
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

200 East Jackson Street
P.O. Box 792
Muncie, IN 47305-2814
(Address of principal executive offices, including zip code)

(765) 747-1500
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry Into a Definitive Agreement.

On February 17, 2017, First Merchants Corporation, an Indiana corporation (“First Merchants”), and Independent Alliance Banks, Inc., an Indiana corporation ("IALB"), entered into an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”), pursuant to which IALB will, subject to the terms and conditions of the Merger Agreement, merge with and into First Merchants (the “Merger”), whereupon the separate corporate existence of IALB will cease and First Merchants will survive. Immediately following the Merger, IALB's wholly-owned subsidiary, iAB Financial Bank, shall be merged with and into First Merchants' wholly-owned subsidiary, First Merchants Bank, with First Merchants Bank as the surviving bank.

On November 21, 2016, First Merchants purchased 495,112 shares or 12.1% of IALB's outstanding common stock from an IALB shareholder for $19.8 million. Based on the closing price of First Merchants’ common stock on February 16, 2017 of $42.10 per share, the transaction value for the remaining shares of common stock, not owned by First Merchants, is approximately $251.3 million.

The transaction is expected to be a tax-free stock exchange for IALB's shareholders who will be receiving First Merchants’ common stock pursuant to the Merger. Subject to IALB's shareholders’ approval of the Merger, regulatory approvals and other customary closing conditions, the parties anticipate completing the Merger in the third quarter of 2017. A copy of the Merger Agreement is filed as Exhibit 2.1 and incorporated herein by reference.

The Boards of Directors of First Merchants and IALB have approved the Merger Agreement. The members of the Board of Directors of IALB have entered into a Voting Agreement pursuant to which they have agreed to vote their shares of IALB common stock in favor of the Merger. A copy of the Voting Agreement is filed as Exhibit 10.1 and incorporated herein by reference.

Subject to the terms and conditions of the Merger Agreement, upon the completion of the Merger, each share of outstanding IALB common stock, without par value, will be converted into 1.6530 shares (the “Exchange Ratio”) of First Merchants common stock, $0.125 stated value per share. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization, or similar transactions, or as otherwise described in the Merger Agreement. Fractional shares of First Merchants common stock will not be issued in respect of fractional interests arising from the Exchange Ratio but will be paid in cash pursuant to the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants of IALB and First Merchants, including, among others, covenants (i) to, subject to certain exceptions as more fully set forth in the Merger Agreement, conduct their respective businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger and (ii) prohibiting IALB, subject to certain exceptions more fully set forth in the Merger Agreement, from engaging in certain kinds of transactions during such period. The Board of Directors of IALB has adopted a resolution recommending the approval and adoption of the Merger Agreement by its shareholders, and IALB has agreed to hold a shareholder meeting to put the Merger before its shareholders for consideration. IALB has also agreed, for a period of time and subject to certain exceptions as set forth in the Merger Agreement, not to (i) solicit proposals relating to alternative business combination transactions or (ii) enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.

Consummation of the Merger is subject to various conditions, including, among others, (i) requisite approvals of the holders of IALB common stock; (ii) effectiveness of a Form S-4 registration statement relating to the First Merchants common stock to be issued in the Merger and listing of the First Merchants common stock to be issued in the Merger on the NASDAQ Global Select Market; and (iii) receipt of regulatory approvals.
The Merger Agreement contains certain termination rights for both First Merchants and IALB. Under certain circumstances, termination of the Merger Agreement may result in the payment of a termination fee to First Merchants, all as more fully described in the Merger Agreement.
The foregoing description of the Merger Agreement and the Voting Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibits 2.1 and 10.1, respectively, and, as mentioned above, are incorporated by reference.

Item 7.01.     Regulation FD Disclosure.

On February 17, 2017, First Merchants and IALB issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.
In addition, on February 17, 2017, First Merchants intends to provide supplemental information regarding the Merger in connection with a conference call with analysts and investors. A copy of the slides that will be made available in connection with the call is attached hereto as Exhibit 99.2 and incorporated herein by reference.

FORWARD-LOOKING STATEMENTS
This filing and the exhibits hereto contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed Merger, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise.
These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and IALB will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the creditworthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with First Merchants’ business; and other risks and factors identified in First Merchants’ filings with the Securities and Exchange Commission.
First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing. In addition, First Merchants’ and IALB's past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

ADDITIONAL INFORMATION FOR SHAREHOLDERS
This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The proposed Merger will be submitted to IALB's shareholders for their consideration. In connection with the proposed Merger, First Merchants will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement for IALB and a Prospectus of First Merchants, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT

INFORMATION. Once filed, you may obtain a free copy of the Proxy Statement- Prospectus, when it becomes available, as well as other filings containing information about First Merchants and IALB, at the SEC’s website (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing First Merchants’ website (http://www.firstmerchants.com) under the tab “Investors,” then under the heading “Financial Information” and finally under the link “SEC Filings”, or by accessing IALB's website (http://www.iabfinancial.com) under the tab "Investor Relations".
IALB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IALB in connection with the proposed Merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement-Prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.    Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.            Description of Exhibit

2.1	Agreement and Plan of Reorganization and Merger between First Merchants Corporation and Independent Alliance Banks, Inc., dated February 17, 2017

10.1	Voting Agreement, dated February 17, 2017, among First Merchants Corporation and certain shareholders of Independent Alliance Banks, Inc.

99.1	Press Release, dated February 17, 2017

99.2	Conference Call Presentation, February 17, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 17, 2017

First Merchants Corporation

By: /s/ Mark K. Hardwick
Mark K. Hardwick
Executive Vice President,
Chief Operating Officer
and Chief Financial Officer